EXHIBIT 21.1

NEUROCRINE BIOSCIENCES INC. SUBSIDIARIES

NAME OF SUBSIDIARY	JURISDICTION
Neurocrine Continental, Inc.	Delaware, USA
Neurocrine Europe, Ltd.	Ireland
Neurocrine Therapeutics, Ltd.	Ireland